UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

GK Investment Property Holdings II, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3013125
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Property Holdings II, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

GK Investment Property Holdings II, LLC is a Delaware limited liability company formed on July 11, 2019 in order to invest in, lend on and operate commercial rental properties, lease such properties to multiple tenants, and make such other real estate related investments as are consistent with its investment objectives and that GK Development, Inc. dba GK Real Estate (referred to herein as “GK Real Estate”), our manager, deems appropriate. As of the date of this Semi-Annual Report, our company indirectly owns one property through our interest in RF Grocery, LLC as described below. and our company has made four loans: (1) The Ridgmar Loan, (2) the Station Plaza Self- Storage Loan, (3) the DeMarcay Development Mezz Partners Loan, and (4) the GK Festival Loan (as described below).

Since 1995, GK Real Estate and its management team has had experience successfully acquiring, redeveloping, and managing a diversified portfolio of office, retail, and multifamily real estate properties. GK Real Estate controls a portfolio of real estate assets currently valued at over $500 million which represents 5.4 million square feet of office, multifamily and commercial space throughout the U.S. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning and selling.

We do not have any employees. GK Real Estate’s management team is comprised of operation managers who are responsible for the day-to-day operation of GK Real Estate and our company.

We filed an offering statement on Form 1-A (the “Offering Statement”), with the United States Securities and Exchange Commission (the “SEC”), on September 17, 2019, which offering statement was qualified by the SEC on January 28, 2020 and requalified by the SEC on March 12, 2021. Pursuant to the Offering Statement, we offered a maximum of $50,000,000 of the Company’s 7% bonds (the “Bonds”). The purchase price per Bond was $1,000, with a minimum purchase amount of $5,000. Our offering concluded on January 27, 2023.Proceeds from the sale of the Bonds were used to acquire or loan on commercial rental properties in our target asset class. As of June 30, 2024, we had sold $16,538,000 in Bonds, of which $16,167,000 remained outstanding as of June 30, 2024.

On January 28, 2020, GK Investment Property Holdings II, LLC, commenced active operations. Since such time, we have applied proceeds from our offering of Bonds to investment in properties and other real estate assets and the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout this Annual Report. As of the date of this Annual Report, our offering of Bonds has terminated in accordance with its terms and we do not have any immediate plans to raise additional capital other than in respect to the sale of beneficial interest in the Trust (defined below) by RF Grocery, LLC, as described below. We are actively seeking reinvestment of our cash on hand and the proceeds of the sale of the beneficial interests in the Trust.

We have made reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available, or if available, that the terms will be acceptable to us. Additionally, our ability to borrow additional funds will be limited by the restrictions placed on our and our subsidiaries’ borrowing activities by our Indenture.

On May 12, 2020, our Company formed RF Grocery, LLC (“RF Grocery”), an Illinois limited liability company, for the purpose of acquiring a rental property leased to a single tenant, Fresh Thyme Farmers Market, located at 7501 North Avenue, in River Forest Illinois (“Fresh Thyme Farmers Market”). On May 27, 2010 our Company, through RF Grocery, entered into an assignment of Purchase and Sale Agreement, as amended, to acquire Fresh Thyme Farmers Market. The contract purchase price for Fresh Thyme Farmers Market was $8,050,000, and total acquisition cost was $8,214,213 including financing fees paid to the lender and other closing costs. Of the total acquisition cost, $5,190,000 was funded by a first mortgage loan secured by Fresh Thyme Farmers Market. Our company funded $1,824,213 of the total purchase price with proceeds raised from the offering of Bonds through a capital contribution to RF Grocery. The remaining $1,200,000 of the total purchase price was funded through an investment by Garo Kholamian through the Garo Kholamian Revocable Trust (the “Preferred Member”), which received preferred equity in RF Grocery in exchange for the investment. On December 17, 2020, RF Grocery redeemed and retired 100% of the Preferred Member’s equity for $1,308,000, constituting a total return of approximately 9% for the Preferred Member, comprised of a 6% minimum preferred return and a 3% capital premium in addition to the return of the Preferred Member’s contributed capital. RF Grocery’s operating agreement was amended following the redemption, and the company became the sole member of RF Grocery.

On July 21, 2021, pursuant to a Contribution Agreement, dated as of June 25, 2021 (the “Contribution Agreement”), the Company, through RF Grocery LLC, a wholly owned subsidiary of the Company, contributed its fee simple interest in the Fresh Thyme Farmers Market property located at 7501 West North Avenue in River Forest, IL to GK DST - River Forest Grocery (the “Trust”), an affiliate of the Company, in exchange for 100% of the initial beneficial interests in the Trust (the “Unsold Interests”) for an aggregate value for the Property of $10,778,490 (the “Transaction Value”). The Transaction Value was comprised of an equity portion of $5,588,490 (the “Equity Value”), which represents the Company’s capital contribution to the Trust, in addition to the principal of the loan secured by Property in the amount of $5,190,000 which was assumed by the Trust. The Trust extended the term of the mortgage loan to July 10, 2028 in connection with its assumption of the loan, among other things, pursuant to that certain Loan Modification Agreement and Amended and Restated Note, each dated as of July 21, 2021. On July 21, 2021, the Property was sold and the Company recognized a gain of $2,299,522 related to the sale of the Property in exchange for beneficial interests in the Trust.

The Trust intends to raise additional capital equal to the Equity Value, in addition to other fees and expenses incurred by the Trust, in order to redeem the Unsold Interests held by the Company. Pursuant to the terms of the Trust Agreement of the Trust, dated as of June 10, 2021 (the “Trust Agreement”), each sale of the Unsold Interests will reduce the Company’s ownership in the Trust by a proportionate amount, and the proceeds from the Trust’s capital raise will be used by the signatory trustee of the Trust, in part, to redeem the beneficial interests held by the Company. The Company will remain a beneficial interest holder of the Trust and be bound by the terms of the Trust Agreement until the Trust redeems all of the Unsold Interests held by the Company. As of the date of this Semi-Annual Report, the Trust has redeemed $5,104,418 of the Unsold Interests. As a beneficial interest holder of the Trust, the Company is a passive owner of the Property without the power to direct the Trust in any way. As of the date of this Offering Circular, the signatory trustee of the Trust, which is an affiliate of the sponsor of the Company, maintains full control over the Trust pursuant to the terms of the Trust Agreement.

As of June 30, 2024, Fresh Thyme Farmers Market, the tenant at the property of RF Grocery, LLC leased 100% of the property.

The Company intends to continue to use the proceeds received from the redemption of its beneficial interests in the Trust, together with the proceeds of the Company’s Bonds offering, to acquire or loan on additional properties in accordance with its business plan.

Ridgmar Loan

The Company has entered into a senior secured participatory mortgage loan (the “Ridgmar Loan”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Ridgmar Borrowers”). The Company and the Ridgmar Borrowers are affiliates of one another, and the Ridgmar Loan is a related party transaction. GK Real Estate is the manager of the Company and the Ridgmar Borrowers. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Ridgmar Borrowers. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of the Ridgmar Loan, the Company initially advanced $3,500,000 to the Ridgmar Borrowers for a term of three (3) months, originally maturing on October 31, 2021. The Ridgmar Loan is collateralized by a senior security interest on the rental property, Ridgmar Mall. On October 15, 2021, the Company advanced an additional $200,000 to the Ridgmar Borrowers and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Company advanced an additional $2,500,000 to the Ridgmar Borrowers increasing the balance of the Note to $6,200,000 and extended the maturity of the Note until December 31, 2021. The note bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the note.

On January 1, 2022, the Company was repaid $100,000 of the outstanding principal balance of the Ridgmar Loan and further extended the maturity of the Ridgmar Loan until December 31, 2022, when remaining principal and any accrued and unpaid interest is due in full. The interest rate was reduced to 8% per annum, with principal being repaid during the term of the extension based on a 25-year amortization rate. On September 1, 2022, the Note maturity was further extended until December 31, 2023.

On November 1, 2022, the Company advanced an additional $250,000 to the Borrowers increasing the balance of the Note to $6,450,000.

On December 31, 2023, the Note maturity was further extended until December 31, 2024. The Note bears interest at 12.22% paid currently until maturity. The current rate was charged retroactively to January 1, 2022.

As of June 30, 2024, Ridgmar has repaid $236,359 of principal, and the principal balance of the loan is $6,213,641. Interest income for the six months ended June 30, 2024 is $382,163, which includes $130,163 of interest receivable as of June 30, 2024. The interest receivable as of June 30, 2024, is comprised of $63,276 of current interest, $66,815 of deferred interest.

Concurrently with the Ridgmar Loan, GK Investment Holdings, LLC (“GKIH”) and GK Secured Income V, LLC (“GKSI V”) loaned $3,700,000 and $750,000, respectively, to the Ridgmar Borrowers on terms substantially similar to the terms of the Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIH and GKSI V (collectively, the “Ridgmar Lenders”) in order to establish and acknowledge the pari passu ranking of the Ridgmar Lenders’ respective loans to the Ridgmar Borrowers and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Ridgmar Lenders acknowledge that the security interest held by each of the Ridgmar Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably.

As previously disclosed, the Ridgmar Borrowers acquired Ridgmar Mall as tenants in common in 2013. As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Ridgmar Mall was subsequently impaired, and ultimately the Ridgmar Borrowers’ senior secured lender and mezzanine lender (together, the “Prior Lenders”) foreclosed on the property. The Prior Lenders offered the Ridgmar Borrowers a discounted payoff of $7,950,000 to retire the existing debt on Ridgmar Mall, comprised of a $26,600,000 CMBS mortgage loan and a $10,000,000 mezzanine loan. On July 30, 2021, the Ridgmar Borrowers used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Lenders. The Borrowers intend to repay the Loan and corresponding GKIH and GKSI V loans with proceeds of future capital raises.

The Company, the Borrowers, GKIH and GKSI V are each affiliates of one another, and the Ridgmar Loan and each of the GKIH and GKSI V loans are related party transactions. GK Real Estate is the manager of each of the Company, the Borrowers, GKIH and GKSI V. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company, the Borrowers, GKIH and GKSI V. The Manager has a direct and material interest in the transactions described above.

Station Plaza Loan

The Company has entered into a note receivable and loan agreement (“Note 2”) effective January 10, 2024, in favor of Station Plaza Self-Storage, LLC (“Station Plaza” or “Borrower”). The Company and the Borrower are affiliates of one another, and as such, Note 2 is a related party transaction. GK Development, Inc. (“GK Real Estate”) is the manager of the Company and the Borrower. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrower. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of Note 3, the Company advanced $2,000,000 to the Borrowers for a term of twelve (12) months, maturing on December 31, 2024. Note 3 is secured by a certain Collateral Assignment, Pledge and Security Agreement with the borrower. The interest rate is 12.22% per annum and is non-amortizing with only interest due on a monthly basis. The entire principal and any accrued interest are due at maturity.

In the case of any event of default under the Note, the Company will be entitled to an additional five percent (5%) interest on the Note until such event of default is cured.

Interest income for the six months ended June 30, 2024 is $117,448, which includes $20,367 of interest receivable as of June 30, 2024.

DeMarcay Development Loan

The Company has entered into a note receivable and loan agreement (“Note 3”) effective April 29, 2024, in favor of DeMarcay Development Mezz Partners, LLC (“DeMarcay” or “Borrower”). The Company and the Borrower are affiliates of one another, and as such, Note 3 is a related party transaction. GK Development, Inc. (“GK Real Estate”) is the manager of the Company and the Borrower. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrower. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of Note 3, the Company advanced $503,774.03 to the Borrowers for a term of eight (8) months, maturing on December 31, 2024. Note 3 is unsecured. The interest rate is 12.22% per annum and is non-amortizing with only interest due on a monthly basis. The entire principal and any accrued interest are due at maturity.

In the case of any event of default under the Note, the Company will be entitled to an additional five percent (5%) interest on the Note until such event of default is cured.

Interest income for the six months ended June 30, 2023 is $5,963, which includes $4,195 of interest receivable as of June 30, 2024.

6

GK Festival Loan

The Company has entered into a note receivable and loan agreement (“Note 4”) effective May 8, 2024, in favor of GK Festival, LLC (“Festival” or “Borrower”). The Company and the Borrower are affiliates of one another, and as such, Note 4 is a related party transaction. GK Development, Inc. (“GK Real Estate”) is the manager of the Company and the Borrower. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrower. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of Note 4, the Company advanced $3,751,000 to the Borrowers for a term of fourteen (14) months, maturing on June 30, 2026. Note 4 is collateralized by a secured mortgage loan on the rental property, Festival Plaza. The interest rate is 12.22% per annum and is non-amortizing with only interest due on a monthly basis. The entire principal and any accrued interest are due at maturity.

In the case of any event of default under the Note, the Company will be entitled to an additional five percent (5%) interest on the Note until such event of default is cured.

Interest income for the six months ended June 30, 2024 is $35,401, all which is included as interest receivable as of June 30, 2024.

7

Financial Summary

For the six-month period ended June 30, 2024, we had revenue of $691,446 and a consolidated net loss of $268,438.

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2024, from January 1, 2024 to June 30, 2024.

As of June 30, 2024, our assets consisted of: (i) 23.14% of the beneficial interests in the Trust holding the Fresh Thyme Farmers Market property, and (ii) the Ridgmar Loan, (iii) the Station Plaza Loan, (iv) the DeMarcay Development Loan, (v) the GK Festival Loan, and the remainder in cash and receivables.

For the six months ended June 30, 2024, we had no revenues from operations. Operating costs for the same period, excluding interest expense of $895,381, amounted to $64,503. This resulted in an operating loss of $64,503. Net loss for the six months amounted to $268,438, after taking into account $40,666 of investment income from our ownership of beneficial interests in the Trust, and $650,780 in interest income from the Loans and interest- bearing cash accounts. Net income was reduced by interest expense of 895,381.

For the six months ended June 30, 2023, we had no revenues from operations. Operating costs for the same period, excluding interest expense of $890,222, amounted to $109,323. This resulted in an operating loss of $109,323. Net loss for the six months amounted to $7,242, after taking into account $65,880 of investment income from our ownership of beneficial interests in the Trust, and $896,573 in interest income from the Ridgmar Loan and interest- bearing cash accounts. The Company also realized a gain on the Bond Redemptions of $29,850. Net income was reduced by interest expense of 890,222.

Liquidity and Capital Resources

As of June 30, 2024, we had cash on hand and cash equivalents of $687,150 and restricted cash (funded reserves) of $136,888. The funded reserves are comprised of a bond service reserve of $136,888, which is required pursuant to the Bond Indenture Agreement which requires that 7% of the gross proceeds from this offering be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations.

As of June 30, 2024 we had sold $16,538,000 in gross proceeds of our Bonds, of which $16,167,000 was outstanding. Our Bonds begin to mature in early 2025, and we target asset dispositions to meet our obligations at maturity. Until our Bonds mature, our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans, and securities we acquire, improvement costs, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our bond service obligations. Generally, we will fund our acquisitions from the net proceeds of our offering of the Bonds. We intend to acquire our assets with cash and mortgage or other debt, but we also may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash.

We expect to use debt financing as a source of capital. We have no limits on the amount of leverage we may employ; however, senior property debt is generally expected to be approximately 65% of the cost of our investments.

On July 17, 2020, RF Grocery partially financed the acquisition of the Fresh Thyme Farmers Market through a note to Barrington Bank & Trust Co., N.A., in the amount of $5,190,000 with the maturity date of July 10, 2025. The Trust extended the term of the mortgage loan to July 10, 2028 in connection with its assumption of the loan, among other things, pursuant to that certain Loan Modification Agreement and Amended and Restated Note, each dated as of July 21, 2021.

8

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the Bond service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell our assets is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow from operations. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of the debt service reserve. Moreover, our manager may change this policy, in its sole discretion, at any time.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow. Note that, currently, we have not identified any source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

The recent rise in interest rates, resulting at least in part from measures taken to combat inflation, has adversely affected our ability to acquire & dispose of our retail real properties, and may continue to do so in the future. It is currently expected that interest rates will continue to increase in the near term.

Item 2. Other Information

None

Item 3. Financial Statements

GK Investment Property Holdings II, LLC

(a Delaware limited liability company)

9

GK Investment Property Holdings II, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

June 30, 2024

GK Investment Property Holdings II, LLC

Table of Contents

June 30, 2024

GK Investment Property Holdings II, LLC

Consolidated Balance Sheets

June 30, 2024 and December 31, 2023

	(Unaudited)
	June 30,	December 31,
	2024	2023
ASSETS

Cash	$687,150	$7,022,114
Other current assets	246,345	6,842
Interest receivable	192,497	132,436
Due from Delaware statutory trust for redemptions receivable	996,492	971,492
Investment in beneficial interests in Delaware statutory trust	412,717	577,717
Notes receivable	12,468,415	6,236,167
Restricted cash - funded reserves	136,888	136,888

Total assets	$15,140,504	$15,083,656

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES
Bonds payable - net	$15,322,802	$15,070,970
Accrued interest	555,882	478,178
Other liabilities	75,343	79,593

Total liabilities	15,954,027	15,628,741

MEMBERS' DEFICIT
Members' deficit	(813,523)	(545,085)

Total liabilities and members' deficit	$15,140,504	$15,083,656

See notes to consolidated financial statements.	2

GK Investment Property Holdings II, LLC

Consolidated Statements of Operations (Unaudited)

Six months ended June 30, 2024 and 2023

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2024	2023
Revenues	$-	$-

Operating Expenses
Operating expenses	32,588	28,975
Professional fees	31,915	80,348
	64,503	109,323

Operating Loss	(64,503)	(109,323)

Other Income and (Expense)
Interest expense	(895,381)	(890,222)
Interest income	650,780	896,573
Gain on extinguishment of debt	-	29,850
Investment income from beneficial interests in Delaware statutory trust	40,666	65,880
	(203,935)	102,081

Consolidated Net Loss	$(268,438)	$(7,242)

See notes to consolidated financial statements.	3

GK Investment Property Holdings II, LLC

Consolidated Statements of Members’ Deficit

Six Months Ended June 30, 2024 and for the Year Ended December 31, 2023

	(Unaudited)
	June 30,	December 31,
	2024	2023
Balance - Beginning of Year or Period	$(545,085)	$(94,743)

Consolidated Net Loss	(268,438)	(450,342)

Balance - End of Year or Period	$(813,523)	$(545,085)

See notes to consolidated financial statements.	4

GK Investment Property Holdings II, LLC

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2024 and 2023

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2024	2023
Cash Flows from Operating Activities

Consolidated Net Loss	$(268,438)	$(7,242)
Adjustments to reconcile consolidated net loss to net cash flows from operating activities:
Amortization of bond issuance costs and bond discount	251,832	248,100
Changes in:
Accrued interest receivable	(60,061)	(20,442)
Other current assets	(239,503)	10,964
Due from Delaware statutory trust for redemptions receivable	(25,000)	(189,943)
Other liabilities	(4,250)	(4,190)
Accrued Interest payable	77,704	72,552
Net cash flows from operating activities	(267,716)	109,799

Cash Flows from Investing Activities
Issuance of note receivable	(6,254,774)	-
Repayment of note receivable	22,526	23,976
Redemption payments from sale of membership interest in Delaware statutory trust	165,000	2,007,938

Net cash flows from investing activities	(6,067,248)	2,031,914

See notes to consolidated financial statements.	5

GK Investment Property Holdings II, LLC

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2024 and 2023

	(Continued)	(Continued)
	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2024	2023
Cash Flows from Financing Activities
Redemptions of bonds payable	-	(204,000)

Net cash flows from financing activities	-	(204,000)

Net (decrease) increase in Cash and restricted cash	(6,334,964)	1,937,713

Cash and restricted cash - Beginning of period	7,159,002	5,201,109

Cash and restricted cash - End of period	$824,038	$7,138,822

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$565,845	$569,572

Classification of Cash and Restricted Cash
Cash	$687,150	$7,001,934
Restricted cash - funded reserves	136,888	136,888
Total Cash and restricted cash	$824,038	$7,138,822

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Description of Business – GK Investment Property Holdings II, LLC, (“GKIPH II” and/or the “Company”), was formed on July 11, 2019 with the intent to acquire and lend on existing income producing commercial properties for the purpose of financing, holding and operating such properties, and if the need arises, to redevelop the properties for an alternative use other than intended when originally acquired. However, GKIPH II is permitted to transact in any lawful business in addition to that stated above. GKIPH II anticipates funding loans and acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of bonds (the Bonds). The company has sold $16,538,000 in Bonds as of June 30, 2024 and 2023, respectively. The company has redeemed $371,000 and $309,000 of Bonds as of June 30, 2024 and 2023, respectively. The Company has $16,167,000 and $16,229,000 in Bonds outstanding as of June 30, 2024 and 2023, respectively. The Bonds are unsecured indebtedness of GKIPH II.

The Company has one class of units, Class A units. Nine individuals, or Class A Members, hold all of the Class A Units or 100% of the ownership interest in the Company. The members of the Company have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate under common control of the members of GKIPH II.

On May 12, 2020, the Company formed RF Grocery, LLC, an Illinois limited liability company, for the purpose of acquiring real property located in 7501 North Avenue, River Forest, Illinois (the “Property”).

The Company owns 100% of the “Ordinary” Member Class interests, and an individual related to the Manager owns 100% of the “Preferred” Member Class interests, as defined in the Operating Agreement of RF Grocery, LLC. The Preferred Member interests are entitled to a cumulative return equal to 12% per annum and is entitled, at the Preferred Member’s direction, prior to any distributions to the Ordinary Member, to have a preferred return of their original capital contribution. On December 10, 2020, the Preferred Member’s interest was redeemed, and a cumulative preferred return was paid in the amount of $108,000.

On June 25, 2021, RF Grocery, LLC, agreed to sell the Property at arms-length to a Delaware Statutory Trust (the “Trust”) in exchange for 100% of the initial beneficial interests of the Trust. On July 21, 2021, the Property was sold to the Trust at an aggregate value of $10,778,490 (the “Transaction Value”). The Transaction Value is comprised of an equity portion of $5,588,490, which represents RF Grocery’s capital contribution to the Trust, in addition to the assumed Loan principal of $5,190,000. River Forest Grocery – GK Services LLC, which is 100% owned by the Manager, serves as the Trustee of the Trust.  While the Trustee manages the Trust’s operations, the Trustee’s control is governed and limited by the Trust’s operating agreement and trust agreement.  The Company does not have a controlling financial interest in the Trust, nor does it have the power to direct the activities of the Trust.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Pursuant to the terms of the trust agreement of the Trust, dated as of June 10, 2021 (the “Trust Agreement”), each sale of the Unsold Interests will reduce the Company’s ownership in the Trust by a proportionate amount, and the proceeds from the Trust’s capital raise will be used by the signatory trustee of the Trust, in part, to redeem the beneficial interests held by the Company. The Company will remain a beneficial interest holder of the Trust and be bound by the terms of the Trust Agreement until the Trust redeems all of the Unsold Interests held by the Company. As a beneficial interest holder of the Trust, the Company is a passive owner of the Property without the power to direct the Trust in any way.

As of the date of this Semi-Annual Report, the Trust has redeemed $5,104,418 of the Unsold Interests. As a beneficial interest holder of the Trust, the Company is a passive owner of the Property without the power to direct the Trust in any way.

Allocation of Profits and Losses- Profits or losses from operations of the Company are allocated to the member of GKIPH II as set forth in the Agreement. Gains and losses from the sale, exchange, or other disposition of Company property will be allocated to the members of GKIPH II in their ownership percentages.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting- The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Classification of Assets and Liabilities- The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the balance sheet.

Estimates- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term receivables and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the bonds payable approximates their fair value based on interest rates currently obtainable.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Cash and Restricted Cash- For purposes of reporting cash flows, all highly liquid investments with a purchased maturity of three months or less are considered to be cash equivalents. The Company `maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits of $250,000. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. As of June 30, 2024, the Company had no cash and restricted cash balances that exceeded the FDIC limits. As of December 31, 2023, the Company had cash and restricted cash accounts that exceeded the FDIC limits by $1,943,237.

Restricted Cash – Funded Reserves - Funded reserves consist of bond service reserves to be maintained under the bond indenture agreement for a period of twelve months commencing from the first bond closing date of each bond series.

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, amortization of above-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominantly at the discretion of the tenant, provided certain conditions are satisfied.

•	Base rental revenue from rental property is recognized on a straight-line basis over the terms of the related leases. The difference between cash received and straight-line revenue is recorded as deferred rent receivable on the accompanying consolidated balance sheets.
•	We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.
•	Rental income may also include payments received in connection with lease termination agreements. Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.
•	Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the lease, which also provides for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreement is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

Additionally, during the term of the lease, the tenant will directly pay the real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement).

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Investment Income – Investment transactions are accounted for on the trade date. Investment income is recorded by the Company on an accrual basis factoring in the Company’s percent ownership of the beneficial interest in the Trust. The Investment income is calculated monthly based on the rent received by the Trust net of (i) any reserves, and (ii) payment of expenses and fees incurred by the Trust during that month on a cash basis. This method of investment income recognition approximates to the effective yield to be expected maturity utilizing assumed cash flows in accordance with Accounting Standards Codification (“ASC”) ASC 325-40-35, Beneficial Interests in Securitized Financial Assets (“ASC 325-40-35”) as each month’s net cash flows are expected to be consistent and comparable over the life of the investment. The Company monitors the expected cash flows from its beneficial interest investment in the Trust, including the expected principal repayments in the form of redemptions. In accordance with ASC 325-40, the investment is periodically assessed for other-than-temporary impairment (“OTTI”). If the Company determines that the investment has OTTI, the amortized cost basis of the Trust is written down as of the date of the determination based on events and information evaluated and that write-down is recognized as a realized loss. There were no such write-offs during the six months ended June 30, 2024 and 2023.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. An allowance for doubtful accounts is recorded when a tenant’s receivable is not expected to be collected. A bad debt expense is charged when a tenant vacates a space with a remaining unpaid balance. In the event a bad debt expense is recorded such an amount would be presented net with income related to leases on the accompanying consolidated statements of operations. As of and for the years ended June 30, 2024 and 2023, there were no accounts receivable, allowance for doubtful accounts or bad debt expense.

Rental Properties- Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, buildings, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Notes Receivable – Notes receivable are stated at the outstanding principal amount, net of an allowance for credit losses. The Company provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Outstanding notes accrue interest based on the terms of the respective note agreements. A note is considered delinquent when the debtor has missed defined payments. At that time, the note is placed on nonaccrual status and interest accrual ceases and does not resume until the note is no longer classified as delinquent. Delinquent notes are written off based on defined metrics used to assess delinquency and write-off amount. The notes receivable are current as of June 30, 2024 and 2023. No portion of the Note was written off during the six months ended June 30, 2024 and 2023. For both six months ended June 30, 2024 and 2023, the allowance for credit losses was $0.

Lease Intangible Assets – Upon the acquisition of the Rental Property, the Company recorded an above market lease based on the present value (using an interest rate which reflected the risks associated with the lease acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place lease and (b) the Company estimates of fair market lease rates for the corresponding in-place lease measured over a period equal to the remaining non-cancelable term of the lease. Management’s determination of the relative fair value of the lease, relied in part, upon an independent third-party valuation report. These assets are being amortized on a straight-line basis over the remaining life of the tenant lease and the amortization is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Upon the acquisition of the Rental Property, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Rental Property to its occupancy level at the date the Rental Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Rental Property to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the tenant lease and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Rental Property to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its assets as of June 30, 2024.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the balance sheet as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity. Amortization expense is included in interest expense on the accompanying statement of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental property. These costs are amortized on a straight-line basis over the terms of the respective lease. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes – The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIPH II for federal income tax reporting purposes. GKIPH II is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. The members of GKIPH II are taxed individually on their pro-rata ownership share of the Company’s earnings.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2024, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Reporting Standards and Disclosure Requirements – The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

For each of the accounting pronouncements that affect the Company, the Company has elected plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

Recently Adopted Accounting Pronouncements - In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This update enhances the methodology of measuring expected credit losses to include the use of forward-looking information to better calculate credit loss estimates. The guidance applies to most financial assets measured at amortized cost and certain other instruments, such as accounts receivable and loans; however, it does not apply to receivables arising from operating leases accounted for in accordance with ASC Topic 842. ASU 2016-13 requires that the Company estimate the lifetime expected credit loss with respect to applicable receivables and record allowances that, when deducted from the balance of the receivables, represent the net amounts expected to be collected. The Company is also required to disclose information about how it developed the allowances, including changes in the factors that influenced the Company’s estimate of expected credit losses and the reasons for those changes.

The Company adopted the update on the required effective date of January 1, 2023, which did not have a material impact on the Company’s consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 2 - Restricted Cash – Funded Reserves

Funded reserves are as follows:

GK Investment Property Holdings II, LLC:

Bond service reserves: These bond service reserves (at the bond series level) are required pursuant to the Bond Indenture Agreement, which requires that 7% of the gross bond proceeds per series be placed into a reserve account held by the bond trustee. The bond service reserves may be used to pay the Company’s bond service obligations and any funds remaining in the bond service reserve on the first anniversary of each bond series closing date (February 26, 2020 through February 28, 2022, for Series A through Series E, respectively), will be released to the Company.

Restricted cash - funded reserves consisted of:

	(Unaudited)
	June 30,	December 31,
	2024	2023
Bond service reserve - Series A	$-	$-
Bond service reserve - Series B	$-	$-
Bond service reserve - Series C	$-	$-
Bond service reserve - Series D	$-	$-
Bond service reserve - Series E	$136,888	$136,888

	$136,888	$136,888

On March 22, 2021, the Company was no longer required to maintain the Series A bond service reserve. The bond trustee closed the Series A reserve and remitted $126,616 to the Company. On January 20, 2023, the Company was no longer required to maintain the Series B, C and D bond service reserves. The bond trustee closed the Series B, C & D reserves and remitted $599,120 to the Company.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 3 – Bonds Payable

On January 28, 2020, the Company submitted its initial offering of up to $50,000,000 in the aggregate of 7% unsecured bonds at a purchase price of $1,000 per bond, with a minimum purchase amount of $5,000 (the “Bonds”). The Bonds will mature on various dates ranging from February 28, 2025 to February 28, 2026. The Bonds are offered in five series, Series A, Series B, Series C, Series D and Series E, with the sole difference between the series being their respective maturity dates ranging from February 28, 2025 to February 28, 2027. As of June 30, 2024 and December 31, 2023, the Company had issued and outstanding $16,167,000 of Bonds.

The Bonds will mature on the following dates with the following amount;

Bonds maturing on 2/28/2025 - Series A	$2,505,000
Bonds maturing on 8/31/2025 - Series B	2,869,000
Bonds maturing on 2/28/2026 - Series C	4,230,000
Bonds maturing on 8/31/2026 - Series D	4,575,000
Bonds maturing on 2/28/2027 - Series E	1,988,000

$16,167,000

The Bonds may be redeemed at the Company’s option, in whole or in part at any time after their issuance. If the option of early redemption is exercised, the redemption price shall equal: (i) $1,020 per Bond if redeemed on or before the third anniversary of the initial issuance of Bonds of the series being prepaid; (ii) $1,015 per Bond if redeemed after the third anniversary and on or before the fourth anniversary of the initial issuance of Bonds of the series being prepaid; and (iii) $1,010 per Bond if redeemed after the fourth anniversary of the initial issuance of Bonds of the series being prepaid. In addition, any accrued and unpaid interest on the Bonds to be redeemed up to but not including the redemption date, including any deferred interest payment on the Bonds to be redeemed, or the Company redemption price. The Company shall give notice of redemption not less than 30 days nor more than 60 days prior to any redemption date. Our obligation to redeem Bonds with respect to Notices of Redemption received in any given redemption period is limited to an aggregate principal amount of the Bonds equal to 3.75% of the aggregate principal of the Bonds under the Indenture as of the close of business on the last business day of the preceding redemption period. See Note 9 for specific amounts payable to the Manager, a related party, as sponsor of the Bonds.

The Company offers a volume-weighted discount on the Bond’s price to the public for certain purchases of the Bonds. The company may terminate application of discount at any time in its sole discretion by filing a supplement to its Offering Circular with the SEC at least thirty (30) calendar days prior to the termination date of discount announcing such termination date. The discount ranges from three to five percent depending on the volume of the Bonds. The Bonds shall continue to be denominated in $1,000 increments. Any discounts applied will reduce net proceeds to the Company.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 3 – Bonds Payable (continued)

In the event of death or disability of a bondholder, all, or a portion (consisting of at least 50%), of the Bonds beneficially held by a bondholder may be submitted to the Company for repurchase at any time in accordance with the procedures outlined by the Company, which may be subject to conditions and limitations. If the repurchase is being made from the original purchaser of a Bond(s), the repurchase price will equal the price paid per Bond. The repurchase amount for the Bonds for all other persons will equal $1,000 per Bond being repurchased. Our obligation to repurchase Bonds and the cash available for the death and disability Redemption are subject to certain conditions and limitations. The company did not redeem any Bonds during the six months ended June 30, 2024.

The Indenture Trust Agreement places certain financial covenants on the Company. Beside the Bond service reserves for series B, C, D & E being met (Note 3 – Restricted Cash – Funded Reserves), the Company must also maintain and Equity-Bond Ratio whereas the property equity values, Face amount of notes receivable and cash balances in total must be at or greater than 70% of the outstanding Bonds payable. The Company must also maintain cash balances in an amount not less than 120% of the forward looking 3-month Bond payment amounts. The Company was in compliance with the Bond covenants for the period ending June 30, 2024.

Bonds payable are summarized as follows:

		(Unaudited)
		June 30,	December 31,
		2024	2023
Bonds Payable		$16,167,000	$16,167,000

	Basis of Amortization
	Straight-line
Bond issuance costs	over	$1,758,593	$1,758,593
Bond discount	bond terms	687,360	687,360
Subtotal		2,445,953	2,445,953

Less: Accumulated amortization		1,601,755	1,349,923
Deferred bond issuance costs - net		844,198	1,096,030
Bonds payable - net		$15,322,802	$15,070,970

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 3 – Bonds Payable (continued)

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $251,832 and $506,528, for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Bond interest expense was $643,549 and $1,292,317, for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively, of which $555,882 and $478,178 was incurred but not paid for the six months ended June 30, 2024 and the year ended December 31, 2023, respectively.

Note 4 – Related Party Transactions

The Property is managed by the Manager, an affiliate of one of the members of GKIPH II, under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected. In addition to these management services, the Manager also provides services relating to asset management, the acquisition and disposition of real estate property and tenant leasing.

The Manager is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 2.5% of the $50,000,000 gross bond proceeds received up to $1,250,000. As of June 30, 2024, the Manager had received $392,658 in promotional fees, which are included in bond issuance costs on the consolidated balance sheets.

With respect to related parties, amounts incurred consisted of the following:

	(Unaudited)
	June 30,	December 31,
	2024	2023
Reimbursed expenses	13,081	26,896
Total	$13,081	$26,896

As of June 30, 2024 and December 31, 2023, $75,343 and $74,731, respectively, was owed to the Manager, and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to the Manager.

River Forest Grocery – GK Services LLC, which is 100% owned by the Manager, serves as the Trustee of the Trust.  While the Trustee manages the Trust’s operations, the Trustee’s control is governed and limited by the Trust’s operating agreement and trust agreement.  The Company does not have a controlling financial interest in the Trust, nor does it have the power to direct the activities of the Trust.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 5 – Investment in Beneficial Interests of Rental Property

On July 21, 2021, the Property was sold to the Trust at an aggregate value of $10,778,490. The Transaction Value is comprised of the assumed Loan principal of $5,190,000 and of an equity portion of $5,588,490, which represents RF Grocery’s capital contribution to the Trust, for 100% of the beneficial interests in the Delaware statutory trust. As of June 30, 2024, RF Grocery owns 23.14% of the beneficial interests in the Trust.

The following table summarizes the Company’s Investment in the Beneficial Interests of the Rental Property held by the Trust:

Investment in beneficial Interests of rental property	$5,588,490
less;
Closing costs associated with investment in beneficial interests of rental property	71,355
Redemption of beneficial interests of rental property	5,104,418

Net investment in beneficial interests of the Delaware statutory trust	$412,717

Note 6—Notes receivable

RIDGMAR - The Company has entered into a note receivable and loan agreement (“Note 1”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). The Company and the Borrowers are affiliates of one another, and as such, Note 1 is a related party transaction. GK Development, Inc. (“GK Real Estate”) is the manager of the Company and the Borrowers. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrowers. The Manager has a direct and material interest in the transaction described above.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 6—Notes receivable (Continued)

Pursuant to the terms of the Note, the Company initially advanced $3,500,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021. The Note is collateralized by a senior secured participatory mortgage loan on the rental property, Ridgmar Mall. On October 15, 2021, the Company advanced an additional $200,000 to the Borrowers and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Company advanced an additional $2,500,000 to the Borrowers increasing the balance of the Note to $6,200,000 and extended the maturity of the Note until December 31, 2021. On January 1, 2022, the Company was repaid $100,000 of the outstanding principal balance of the Note and further extended the maturity of the Note until September 30, 2022. The interest rate was reduced to 8% per annum, with principal being repaid during the term of the extension based on a 25-year amortization rate. On September 1, 2022, the Note maturity was further extended until December 31, 2023. The note originally bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the note. On November 1, 2022, the Company advanced an additional $250,000 to the Borrowers increasing the balance of the Note to $6,450,000. As of June 30, 2024, Ridgmar has repaid $236,359 of principal, and the principal balance of the Note 1 is $6,213,641 as of June 30, 2024.

In the case of any event of default under the Note, the Company will be entitled to an additional five percent (5%) interest on the Note until such event of default is cured. The Note is secured by a first priority lien on the Borrowers’ commercial property, the regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

Interest income for the six months ended June 30, 2024 is $382,163, which includes $130,090 of interest receivable as of June 30, 2024, and is comprised of $63,276 of current interest, and $66,815 of deferred interest. Interest Income for the six months ended June 30, 2023 is $244,708, which includes $204,944 of interest receivable as of June 30, 2023. The interest receivable as of June 30, 2023, is comprised of $63,700 of current interest and $141,244 of deferred interest.

Concurrently with Note 1, GK Investment Holdings, LLC (“GKIH”) and GK Secured Income V, LLC (“GKSI V”) loaned $1,100,000 and $750,000, respectively, to the Borrowers on terms substantially similar to the terms of the Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIH and GKSI V (collectively, “the Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to the Borrowers and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 6—Notes receivable (Continued)

The Company, the Borrowers, GKIH and GKSI V are each affiliates of one another, and the Loan and each of the GKIH and GKSI V loans are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, the Borrowers, GKIH and GKSI V. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company, the Borrowers, GKIH and GKSI V. The Manager has a direct and material interest in the transactions described above.

STATION PLAZA - The Company has entered into a note receivable and loan agreement (“Note 2”) effective

January 10, 2024, in favor of Station Plaza Self-Storage, LLC (“Station Plaza” or “Borrower”). The Company and the Borrower are affiliates of one another, and as such, Note 2 is a related party transaction. GK Development, Inc. (“GK Real Estate”) is the manager of the Company and the Borrower. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrower. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of Note 3, the Company advanced $2,000,000 to the Borrowers for a term of twelve (12) months, maturing on December 31, 2024. Note 3 is secured by a certain Collateral Assignment, Pledge and Security Agreement with the borrower. The interest rate is 12.22% per annum and is non-amortizing with only interest due on a monthly basis. The entire principal and any accrued interest are due at maturity.

In the case of any event of default under the Note, the Company will be entitled to an additional five percent (5%) interest on the Note until such event of default is cured.

Interest income for the six months ended June 30, 2024 is $117,448, which includes $20,367 of interest receivable as of June 30, 2024.

DEMARCAY DEVELOPMENT - The Company has entered into a note receivable and loan agreement (“Note 3”) effective April 29, 2024, in favor of DeMarcay Development Mezz Partners, LLC (“DeMarcay” or “Borrower”). The Company and the Borrower are affiliates of one another, and as such, Note 3 is a related party transaction. GK Development, Inc. (“GK Real Estate”) is the manager of the Company and the Borrower. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrower. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of Note 3, the Company advanced $503,774.03 to the Borrowers for a term of eight (8) months, maturing on December 31, 2024. Note 3 is unsecured. The interest rate is 12.22% per annum and is non-amortizing with only interest due on a monthly basis. The entire principal and any accrued interest are due at maturity.

GK Investment Property Holdings II, LLC

Notes to Financial Statements

Note 6—Notes receivable (Continued)

In the case of any event of default under the Note, the Company will be entitled to an additional five percent (5%) interest on the Note until such event of default is cured.

Interest income for the six months ended June 30, 2023 is $5,963, which includes $4,195 of interest receivable as of June 30, 2024.

GK FESTIVAL - The Company has entered into a note receivable and loan agreement (“Note 4”) effective

May 8, 2024, in favor of GK Festival, LLC (“Festival” or “Borrower”). The Company and the Borrower are affiliates of one another, and as such, Note 4 is a related party transaction. GK Development, Inc. (“GK Real Estate”) is the manager of the Company and the Borrower. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrower. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of Note 4, the Company advanced $3,751,000 to the Borrowers for a term of fourteen (14) months, maturing on June 30, 2026. Note 4 is collateralized by a secured mortgage loan on the rental property, Festival Plaza. The interest rate is 12.22% per annum and is non-amortizing with only interest due on a monthly basis. The entire principal and any accrued interest are due at maturity.

In the case of any event of default under the Note, the Company will be entitled to an additional five percent (5%) interest on the Note until such event of default is cured.

Interest income for the six months ended June 30, 2024 is $35,401, all which is included as interest receivable as of June 30, 2024.

Note 7 – Subsequent Events

The consolidated financial statements and related disclosures include evaluation of events up through and including September 25, 2024, which is the date the consolidated financial statements were available to be issued.

Item 4. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(2)(b)	Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s Offering Statement on Form 1-A filed on September 17, 2019.

(2)(c)	First Amendment to Limited Liability Company Agreement of the Company, dated as of January 1, 2021.

(2)(d)	Amended and Restated Limited Liability Company Agreement of RF Grocery, LLC, dated as of July 23, 2020, incorporated by reference to Exhibit 2.1 of the Company’s Form 1-U filed on July 23, 2020.

(2)(e)	Amendment No. 1 to Operating Agreement of RF Grocery, LLC, dated as of December 17, 2020, incorporated by reference to Exhibit 2(d) of the Company’s Form 1-A filed on January 28, 2021.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 3(a) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on January 14, 2020.

(3)(b)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Third Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on January 14, 2020.

(3)(c)	First Supplemental Indenture between GK Investment Property Holdings II, LLC and UMB Bank, N.A., as trustee, dated as of August 13, 2020, incorporated by reference to Exhibit 3.1 of the Company’s Form 1-U filed on August 17, 2020.

(3)(d)	Second Supplemental Indenture between GK Investment Property Holdings II, LLC and UMB Bank, N.A., as trustee, dated as of February 14, 2022, incorporated by reference to Exhibit 3.1 of the Company’s Form 1-U filed on February 15, 2022.

(6)(a)	Purchase and Sale Agreement by and between 7501 W. North Avenue, LLC and RF Grocery LLC, dated as of May 27, 2020, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on June 2, 2020.

(6)(b)	Lease by and between Lakes Venture, LLC and 7501 W. North Avenue, LLC, dated as of November 14, 2014, incorporated by reference to Exhibit 6(b) of the Company’s Form 1-A filed on February 23, 2021.

(6)(c)	Commencement Date Agreement by and between Lakes Venture, LLC and 7501 W. North Avenue LLC, dated as of June 6, 2017, incorporated by reference to Exhibit 6(c) of the Company’s Form 1-A filed on February 23, 2021.

(6)(d)	Assignment and Assumption of Leases by and between 7501 W. North Avenue, LLC and RF Grocery, LLC, dated as of July 17, 2020, incorporated by reference to Exhibit 6(d) of the Company’s Form 1-A filed on February 23, 2021.

(6)(e)	Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of July 30, 2021, incorporated by reference to Exhibit 6(e) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(f)	Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Property Holdings II, LLC, as Beneficiary, dated as of August 16, 2021, incorporated by reference to Exhibit 6(f) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(g)	Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of July 30, 2021, incorporated by reference to Exhibit 6(g) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(h)	Contribution Agreement by and between RF Grocery, LLC and GK DST – River Forest Grocery, dated as of June 25, 2021, incorporated by reference to Exhibit 6(h) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(i)	Loan Modification Agreement, by and among Barrington Bank & Trust Company, N.A., RF Grocery, LLC, GK DST – River Forest Grocery and GK Development, Inc. d/b/a GK Real Estate, dated as of July 21, 2021, incorporated by reference to Exhibit 6(i) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(j)	Amended and Restated Note, made by GK DST – River Forest Grocery payable to Barrington Bank & Trust Company, N.A., dated as of July 21, 2021, incorporated by reference to Exhibit 6(j) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(k)	Trust Agreement of GK DST – River Forest Grocery by and between Sorensen Entity Services LLC, River Forest Grocery – GK Services LLC and RF Grocery, LLC dated as of June 10, 2021, incorporated by reference to Exhibit 6(k) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(l)	Substitute Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of October 15, 2021.

(6)(m)	Extension Letter by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, dated as of October 25, 2021.

(6)(n)	Substitute Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of December 1, 2021.

(6)(o)	Substitute Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of January 1, 2022.

(6)(p)	First Amendment to Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Property Holdings II, LLC, as Beneficiary, dated as of December 1, 2021.

(6)(q)	Second Amendment to Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Property Holdings II, LLC, as Beneficiary, dated as of January 1, 2022.

(6)(r)	Amended and Restated Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of October 15, 2021.

(6)(s)	Second Amended and Restated Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of December 1, 2021.

(6)(t)	Third Amended and Restated Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of January 1, 2022.

(6)(u)	Promissory Note dated June 21, 2022 in the principal amount of $3,250,000.00 made by Peru GKD Partners, LLC, as borrower, for the benefit of GK Investment Property Holdings II, LLC, as lender.

(6)(v)	Mortgage, Security Agreement, Assignment of Rents and Fixture Filing dated as of June 21, 2022 is made by Peru GKD Partners, LLC, as the mortgagor, in favor of GK Investment Property Holdings II, LLC, as lender.

(6)(w)	Intercreditor Agreement dated as of June 21, 2022, is made by and among GK Investment Property Holdings II, LLC, as Lender 1 and GK Holiday Village, LLC, as Lender 2.

(6)(x)	Promissory Note dated as of January 10,2 024 in the principal amount of $2,000,000 made by GK Investment Property Holdings II, LLC, as Lender, and Station Plaza Self-Storage LLC, as Borrower.

(6)(y)	Promissory Note dated as of April 29, 2024 in the principal amount of $503,774 by Demarcay Development Mezz Partners LLC, as Maker, and GK Investment Property Holdings II, LLC, as Holder.

(6)(z)	Promissory Note dated as of Mary 8, 2024 in the principal amount of $3,751,000 by GK Festival LLC, as Borrower, and GK Investment Property Holdings II, LLC, as Lender.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Property Holdings II, LLC, a Delaware limited liability company

By:	GK Development, Inc. dba GK Real Estate,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	September 30, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	September 30, 2024

By:	/s/ Steven P Higdon
Name:	Steven P Higdon
Its:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date:	September 30, 2024